QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5 TO SCHEDULE 13E-3

Rule 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

OBSIDIAN ENTERPRISES, INC.
(Name of the Issuer)

Mr. Timothy S. Durham; Obsidian Capital Partners, LP;
Mr. Terry G. Whitesell; Mr. Jeffrey W. Osler;
Diamond Investments, LLC;
Durham Whitesell & Associates, LLC; Fair Holdings, Inc.;
Black Rock Acquisition Corporation
(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value
(Title of Class of Securities)

674483201
(CUSIP Number of Class of Securities)

Timothy S. Durham
111 Monument Circle, Suite 4800
Indianapolis, Indiana 46204
(317) 237-4122
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Stephen J. Hackman, Ice Miller LLP
One American Square, Suite 3100
Indianapolis, Indiana 46282-0200
(317) 236-2289

This statement is filed in connection with (check the appropriate box):

  (a)
  ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  (b)
  ☐ The filing of a registration statement under the Securities Act of 1933.

  (c)
  ☐ A tender offer.

  (d)
  ☒ None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction valuation*	$1,306,187.00	Amount of Filing Fee**	$870.79

*
The transaction valuation was determined by multiplying the total number of shares which may be purchased by Black Rock Acquisition Corporation (other than shares owned by Filing Persons) multiplied by $1.85, the price being paid in this transaction.

**
Determined pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by one fiftieth of one percent.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$870.79
Form of Registration No.	005-40250
Filing Party:	The Filing Persons listed on the cover page of this Amendment No. 5
Date Filed:	July 7, 2005

        This Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by the filing persons named on the cover hereof to report the results of the transaction. The Schedule 13E-3 was initially filed with the Securities and Exchange Commission on July 7, 2005. Amendment Nos. 1, 2, 3 and 4 were filed with the Securities and Exchange Commission on September 16, 2005, November 1, 2005, December 7, 2005 and January 31, 2006, respectively.

        On March 17, 2006, Black Rock Acquisition Corporation ("Black Rock"), which owned 90.08% of the outstanding shares of Obsidian Enterprises, Inc. (the "Company"), was merged with and into the Company pursuant to articles of merger filed with the Secretary of State of Indiana and a certificate of ownership and merger filed with the Secretary of State of Delaware. The merger became effective as of 4:48 p.m., EST (Indiana), on March 17, 2006. As of the effective time of the merger, all of the shares of common stock of Black Rock were cancelled and the shareholders of Black Rock were entitled to receive one share of the common stock of the Company in exchange for each share of Black Rock held immediately prior to the effective time of the merger. Also as of the effective time of the merger, all outstanding shares of the common stock of the Company were cancelled and were converted into the right to receive a cash payment of $1.85 per share. As a result of the merger, the former shareholders of Black Rock own 100% of the outstanding shares of the Company and the Company has approximately 15 shareholders of record.

        On March 17, 2006, the Company filed a certification on Form 15, pursuant to Rules 12g-4 and 12h-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to provide notice of termination of registration of the Company's common stock and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.

1

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2006	BLACK ROCK ACQUISITION CORP.
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Chairman and Chief Executive Officer
Date: March 20, 2006	/s/ TIMOTHY S. DURHAM
Date: March 20, 2006	/s/ TERRY G. WHITESELL
Date: March 20, 2006	/s/ JEFFREY W. OSLER
Date: March 20, 2006	OBSIDIAN CAPITAL PARTNERS, LP
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Managing Member
Date: March 20, 2006	DIAMOND INVESTMENTS, LLC
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Managing Member
Date: March 20, 2006	FAIR HOLDINGS, INC.
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Chairman and Chief Executive Officer

S-1

Date: March 20, 2006	DURHAM WHITESELL & ASSOCIATES, LLC
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Managing Member

S-2

QuickLinks

SIGNATURE